Exhibit 99.1

AYR Wellness to Initiate CCAA Proceedings

MIAMI, November 17, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announces the initiation of proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) in the Supreme Court of British Columbia. The CCAA proceedings are part of the Company’s restructuring process pursuant to the previously disclosed Restructuring Support Agreement dated July 30, 2025 (the “RSA”). Under the RSA, core assets of AYR’s subsidiaries will be transitioned to a newly-formed acquisition vehicle (“NewCo”) owned by certain of AYR’s senior noteholders.

In connection with the ongoing restructuring process and consistent with the RSA, the Company has authorized the initiation of CCAA proceedings to facilitate an orderly, court-supervised wind-down of the existing AYR corporate parent entity and to support the implementation of transactions contemplated by the RSA. As part of the initial relief to be sought, the Company expects to request the appointment of a licensed insolvency trustee to act as monitor and related customary relief to support the stability of operations during the process.

In addition, the board of directors of the Company (the “Board”) has appointed Mr. Blake Holzgrafe as Interim Chief Executive Officer of AYR’s corporate parent to finalize the orderly wind-down of the parent. Mr. Holzgrafe will serve at the pleasure of the Board, while Mr. Davido will remain an authorized officer of AYR’s various operating subsidiaries. Mr. Davido is expected to become the Interim Chief Executive Officer of NewCo.

The Company also announces the execution of the previously disclosed Master Purchase Agreement, as contemplated by the RSA, pursuant to which the collateral assets and equity interests of specified subsidiaries in Florida, New Jersey, Nevada, Ohio, Massachusetts, Pennsylvania and Virginia will be transferred to NewCo, subject to the receipt of necessary regulatory approvals and other customary closing conditions.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "target", "expect", "anticipate", "believe", "foresee", "could", "would", "estimate", "goal", "outlook", "intend", "plan", "seek", "will", "may", "tracking", "pacing" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, the commencement and conduct of the CCAA proceedings, the appointment of a monitor, the implementation of the transactions contemplated by the RSA, the orderly wind-down of the existing AYR corporate parent entity, the anticipated appointment of Mr. Davido as the Interim Chief Executive Officer of NewCo, and the consummation and timing of the transactions contemplated by the Master Purchase Agreement, including the receipt of required regulatory approvals, and the satisfaction of other customary closing conditions contemplated thereby. Numerous risks and uncertainties could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks and uncertainties include, among others, those described in the Company’s public filings, the ability to satisfy conditions and milestones under the RSA, market and regulatory factors, and other risks inherent in the cannabis industry. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated U.S. multi-state cannabis operator with over 90 licensed retail locations across Florida, Pennsylvania, New Jersey, Ohio, Nevada, and Virginia. The Company cultivates, manufactures, and retails a broad portfolio of high-quality cannabis products, supporting both medical patients and adult-use consumers. AYR also offers a growing suite of CPG brands—including Kynd, Haze, and Later Days—designed to meet a wide range of consumer needs across its markets.

For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397